S247240.14d100 Schedule TO. Tender offer statement under
section 14(d)(1) or 13(e)(1) of the Securities Exchange Act

Securities and Exchange Commission,

(Washington, D.C. 20549)

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.____)

    ACM Managed Dollar Income Fund, Inc.
____________________________________________________________
(Name of Subject Company (issuer))


    ACM Managed Dollar Income Fund, Inc.
____________________________________________________________
(Names of Filing Persons (identifying status as offeror, issuer or other person))


    Common Stock, Par Value $.01 Per Share
____________________________________________________________
(Title of Class of Securities)


    000949107
____________________________________________________________
(CUSIP Number of Class of Securities)


    Bruce D. Senzel
    Seward & Kissel LLP
    One Battery Park Plaza
    New York, New York  10004
____________________________________________________________
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

    Transaction Valuation         Amount of filing fee
       $                             $

*Set forth the amount on which the filing fee is calculated and state how it was determined.

[   ] Check the box if any part of the fee is offset as
provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________

Form or Registration No.:__________________

Filing Party:_____________________________

Date Filed:______________________________

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[ X ] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]






















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FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-221-5672

              ACM MANAGED DOLLAR INCOME FUND, INC.
          CONCLUSION OF TENDER OFFER MEASUREMENT PERIOD

    NEW YORK, NY February 13, 2001 - ACM Managed Dollar Income Fund, Inc., a closed-end investment company [NYSE:ADF] (the "Fund"), today announced the results of its recently concluded tender offer measurement period. Pursuant to the Fund's Prospectus dated October 22, 1993, and subject to the conditions and limitations described therein, the Fund undertook to conduct a tender offer for shares of its common stock during the second quarter of each year if, during a 12-week period designated by the Fund's Board of Directors, the Fund's shares have traded at an average discount from net asset value of 3% or more determined on the basis of the discount or premium on the last trading day in each week during the 12-week period. As previously announced, the Board of Directors had designated the 12 weeks ended February 2, 2001 as the measurement period with respect to a possible 2001 tender offer. During that period, the Fund's common stock traded at an average discount to net asset value of 4.24%. Accordingly, the Fund is required pursuant to the Prospectus undertaking to conduct a tender offer during the second quarter of 2001.

    The Fund is a non-diversified, closed-end management investment company managed by Alliance Capital Management L.P.
As of February 9, 2001, the Fund's total net assets were approximately $172 million and the Fund's shares were trading at a premium to net asset value of 2.19%.

    The terms and conditions of any tender offer will be subject to the federal securities laws, the prospectus for the initial public offering of the Fund's shares and approval by the Fund's Board of Directors. Management expects to recommend to the Board that the tender offer commence early in the second calendar quarter and remain open for twenty business days.

    This announcement is not an offer to purchase or a solicitation of an offer to sell shares of the Fund. Any offer will be made only by an Offer to Purchase and related Letter of Transmittal. Holders of shares of the Fund should read these documents when they are available because they will contain important information. These and other filed documents will be available to investors for free both at the Web site of the Securities and Exchange Commission and from the Fund. The offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.


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